JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

May 23, 2025

Ms. Kalkidan Ezra

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)

Dear Ms. Ezra:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on April 29, 2025. The comments related to the Post-Effective Amendment (“PEA”) No. 237 to the registration statement of the Trust, which was filed on March 12, 2025, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of a new series of the Trust, the OTG Latin America ETF, (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

General Comments

●	The Staff requests that you please file this comment response letter on EDGAR such that the Staff has at least five business days to review. Email redlines of changed pages.
●	Fill in any placeholders or bracketed language prior to going effective.
●	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement. Identify and explain any variations in the disclosures.

Response: The Trust acknowledges the points made above in the “General Comments.”

1.	Comment: Please provide a completed fee table and expense example for the Staff’s review.

Response: See Exhibit A to this letter.

Principal Investment Strategies

2.	Comment: The second paragraph of the Principal Investment Strategies states that the “Fund may invest up to 20% of its assets in countries other than Latin American countries.” The Staff notes that the Fund may change from time to time the countries it may invest. Please disclose if the Fund tends to invest in developing or emerging markets or countries as well. Additionally, to the extent that the Fund knows which countries please disclose those countries.

Response: The Trust has revised the disclosure to address your comment. At this time, it is not known which specific countries the Fund will invest in.

Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

May 23, 2025

Principal Risks

3.	Comment: The Staff notes that the Fund will be concentrated. Please consider including a concentration risk in the Principal Risks and in the Additional information about Risks section.

Response: The Fund will not be concentrated in any industry for purposes of the Fund’s fundamental investment limitations as they are set forth in the Fund’s Statement of Additional Information. The Fund has revised the disclosure to clarify that it may focus its investments in certain countries. The Fund has added risk disclosures to reflect this fact.

Performance

4.	Comment: Please consider including the performance information for 2024 in the bar chart.

Response: The Trust has revised the disclosure to address your comment.

5.	Comment: The Staff notes that the information in the Average Annual Returns discloses the MSCI AWCI ex USA Index. However, the Staff notes that this is not consistent with disclosures contained in the N-14 that has also been filed with respect to the Fund. Please consider reviewing and revising the information.

Response: The Trust has revised the disclosure to address your comment.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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Ms. Kalkidan Ezra

U.S. Securities and Exchange Commission

May 23, 2025

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee(1)	0.95%
Distribution (12b-1) and Service Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1)	Under the Investment Advisory Agreement, OTG Asset Management, Ltd. (the “Adviser”), at its own expense and without reimbursement from the Fund, pays all of the expenses of the Fund, excluding the advisory fees, interest expenses, taxes, acquired fund fees and expenses, brokerage commissions and any other portfolio transaction related expenses and fees arising out of transactions effected on behalf of the Fund, credit facility fees and expenses, including interest expenses, and litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

(2)	Other Expenses are estimated for the Fund’s initial fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Name of Fund	1 Year	3 Years	5 Years	10 Years
OTG Latin America ETF	$97	$303	$525	$1,166

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